Filed Pursuant to Rule 433
Registration No.: 333-134553

Preliminary Terms and Conditions, March 17, 2008	Telephone: +1 212 528 1009

100% Principal Protected Return-Enhanced Notes
Linked to a Basket of 5 Agricultural Commodities

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc.
Ratings:	(A1/ A+/ AA–)[1]
Principal Amount:	$[TBD]
CUSIP:	[TBD]
Trade Date:	[TBD]
Issue Date:	[Trade Date plus [5] Business Days]
Valuation Date:

[Maturity Date minus [5] Valuation Business Days] or if such date is not a Valuation Business Day, the immediately preceding Valuation Business Day; provided that, if a Disruption Event is in effect on the scheduled Valuation Date, the Valuation Date may be postponed (as described below under “Disruption Events”)

Maturity Date:	Issue Date plus [5] years, or if such date is not a Business Day, subject to adjustment in accordance with the Business Day Convention
Issue Price:	100%
Interest:	The notes do not bear interest.
Basket:

Number 2 yellow corn (“Corn”), Soybeans (“Soybeans”), No.11 world sugar (“Sugar”), Class III milk (“Milk”) and Number 2 wheat (“Wheat”) (each a “Component Commodity” and collectively the “Component Commodities”)

1 Lehman Brothers Holdings Inc. is rated A1 by Moody’s, A+ by Standard & Poor’s and AA– by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Component Commodity Weightings:	The notes are linked to a Basket consisting of the Component Commodities. The Component Commodities and the Component Weighting for each Component Commodity are as set forth below:
	Component Commodities		Component Weighting
	Corn		15.0%
	Soybeans		25.0%
	Sugar		20.0%
	Milk		15.0%
	Wheat		25.0%

Redemption Amount:	A single U.S. dollar payment on the Maturity Date per $1,000 note equal to:
	$1,000 + ($1,000 x Basket Return x Upside Participation Rate)	if the Final Basket Level is greater than the Initial Basket Level;
	$1,000	if the Final Basket Level is equal to or less than the Initial Basket Level
Upside Participation Rate:	[110%]
Basket	Final Basket Level – Initial Basket Level
Return:	Initial Basket Level
expressed as a percentage (rounded to three decimal places).
Initial Basket Level:	Set to 100 on the Trade Date
Final Basket Level:	100 x (1 + the sum of the Weighted Component Commodity Returns)
Weighted	For each Component Commodity:
Component
Commodity	Component Weighting x	Final Commodity Price – Initial Commodity Price
Returns:
Initial Commodity Price
Initial	For each Component Commodity, the Commodity Price on the Trade Date, as set forth below:
Commodity
Price:	Component
	Commodity	Initial Commodity Price
	Corn	[ TBD ]
	Soybeans	[ TBD ]
	Sugar	[ TBD ]
	Milk	[ TBD ]
	Wheat	[ TBD ]
Final Commodity Price:	For each Component Commodity, the Commodity Price on the Valuation Date (subject to the occurrence of a Disruption Event).

Commodity Price:	The Commodity Price for each Component Commodity is as set forth below:
	Component Commodity	Commodity Price
Corn and Wheat

For each of Corn and Wheat, the official settlement price of the relevant contract with the next succeeding “first notice date” (as defined below in “Information on the Component Commodities— Information on Corn, Milk, Soybeans, Wheat and the CME”), expressed as the U.S. dollar price per bushel, as made public by the Relevant Exchange for that Component Commodity (subject to the occurrence of a Disruption Event).

Soybeans

For Soybeans, the official settlement price of the first nearby month futures contract (or, in the case of the last 14 trading days of the first nearby month futures contract, the second nearby month futures contract), expressed as the U.S. cent price per bushel, as made public by the Relevant Exchange for that Component Commodity (subject to the occurrence of a Disruption Event).

Sugar

For Sugar, the official settlement price of the first nearby month futures contract (or, in the case of the last trading day of the first nearby month contract, the second nearby month contract), stated in US cents, per pound, as made public by the Relevant Exchange for that Component Commodity (subject to the occurrence of a Disruption Event).

Milk

The U.S. dollar amount equal to the official settlement price of the contract with the next succeeding “last trade date” (as defined below in “Information on the Component Commodities — Information on Corn, Milk, Soybeans, Wheat and the CME”), expressed as the U.S. cent price per hundredweight (100 pounds), as made public by the Relevant Exchange for that Component Commodity (subject to the occurrence of a Disruption Event).

Relevant Exchange:

For each Component Commodity, the exchange set forth opposite such Component Commodity below, or its successor, or if the exchange set forth below is no longer the principal exchange or trading market for a Component Commodity or options or futures contracts for such Component Commodity, such other exchange or principal trading market for the relevant Component Commodity as determined in good faith by the Calculation Agent which serves as the source of prices for that Component Commodity, and any principal exchanges where options or futures contracts on that Component Commodity are traded.

	Component Commodity	Relevant Exchange
	Corn	CME Group (“CME”) (as successor to The Chicago Board of Trade and the Chicago Mercantile Exchange)
	Soybeans	CME
	Sugar	Intercontinental Exchange (“ICE”)
	Milk	CME
	Wheat	CME
Disruption Events:

If a Disruption Event identified in clauses (A), (B) or (C) below relating to one or more Component Commodities  is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Final Basket Level using:

•      for each such Component Commodity that did not suffer a Disruption Event on the scheduled Valuation Date, the Final Commodity Price for that Component Commodity on the scheduled Valuation Date, and

•      for each such Component Commodity that did suffer a Disruption Event on the scheduled Valuation Date, the Final Commodity Price on the immediately succeeding trading day for such

Component Commodity on which no Disruption Event occurs or is continuing with respect to such Component Commodity;

provided however that if a Disruption Event has occurred or is continuing with respect to a Component Commodity on each of the three scheduled trading days following the scheduled Valuation Date, then (a) that third scheduled trading day shall be deemed the Valuation Date for the affected Component Commodity; and (b) the Calculation Agent will determine the Final Commodity Price for the affected Component Commodity on such day in its sole and absolute discretion taking into account the latest available quotation for the Commodity Price for the affected Component Commodity and any other information that in good faith it deems relevant.

If a Disruption Event identified in clauses (D) or (E) below relating to one or more Component Commodities (other than Gold) is in effect on the Valuation Date, the Calculation Agent will determine the Final Commodity Price for the affected Component Commodity on the scheduled Valuation Date in its sole and absolute discretion taking into account the latest available quotation for the Commodity Price for the affected Component Commodity and any other information that in good faith it deems relevant.

A “Disruption Event” for a Component Commodity,, in each case as determined in good faith by the Calculation Agent, constitutes:

(A)

the suspension of or material limitation on trading in the Component Commodity or futures contracts or options related to the Component Commodity, on the Relevant Exchange for that Component Commodity;

(B)

either (i) the failure of trading to commence, or permanent discontinuance of trading, in the Component Commodity, or futures contracts or options related to the Component Commodity, on the Relevant Exchange for that Component Commodity, or (ii) the disappearance of, or of trading in, the Component Commodity;

(C)

the failure of the Relevant Exchange for the Component Commodity to publish the official daily settlement price of the Component Commodity for that day (or the information necessary for determining the settlement price); and

solely with respect to Component Commodities other than Gold,
	(D)	the occurrence since the Trade Date of a material change in the content, composition, or constitution of the Component Commodity; or
	(E)	the occurrence since the Trade Date of a material change in the formula for or the method of calculating the settlement price of the Component Commodity.
For the purpose of determining whether a Disruption Event for a Component Commodity has occurred:
(1)

a limitation on the hours in a trading day and/or number of days of trading will not constitute a Disruption Event if it results from an announced change in the regular business hours of the Relevant Exchange for the Component Commodity;

(2)

a suspension in trading in a Component Commodity on the Relevant Exchange for that Component Commodity (without taking into account any extended or after-hours trading session), by reason of a price change reflecting the maximum permitted price change from the previous trading day’s settlement price will constitute a Disruption Event; and

(3)

a suspension of or material limitation on trading on a Relevant Exchange for a Component Commodity will not include any time when the Relevant Exchange for that Component Commodity is closed for trading under ordinary circumstances.

For purposes of calculating the Final Basket Level in the event of a Disruption Event relating to one or more Component Commodities in accordance with the above, “trading day” means a day, as determined in good faith by the Calculation Agent, on which trading is generally conducted on the Relevant Exchange applicable to the affected Component Commodity.

Valuation Business Day:

A day, as determined in good faith by the Calculation Agent, on which the Relevant Exchange for each Component Commodity is scheduled to be (or, but for the occurrence of a Disruption Event, would have been) open for trading during its regular trading session (notwithstanding the Relevant Exchange or organized exchange or market, as applicable, closing prior to its scheduled closing time).

Business Days:	New York

Underwriter:	Lehman Brothers Inc.
Calculation Agent:	Lehman Brothers Commodity Services Inc.
Denomination:	US$1,000 and integral multiples of US$1,000
Issue Type:	US MTN
		Price to Public (1)	Fees (2)	Proceeds to the Issuer
Fees:
	Per note	$1,000	$21.00	$979.00
Total

(1)  The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit such  affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)  Lehman Brothers Inc. will receive commissions equal to $21.00 per $1,000 principal amount, or 2.10%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes. See “Risk Factors” in the Series I MTN prospectus supplement.

An investment in the notes is subject to risks associated with the performance of the Component Commodities.

The notes do not bear interest, and the return on the notes at maturity is dependent on the Basket Return, which in turn depends on the performance of the prices of the Component Commodities.  Because the notes do not bear interest, your return on the notes will depend solely on the whether the Final Basket Level is greater than the Initial Basket Level as of the Valuation Date.  If the Basket Return is equal to or less than zero as of the Valuation Date, you will receive at maturity only the return of the principal you invested.

The prices of the Component Commodities are primarily affected by the global demand for and supply of such Component Commodities (including certain specific factors discussed below), but from time to time may also be significantly affected by speculative actions or currency exchange rates.  Demand for the Component Commodities is significantly linked to the level of global economic activity, but is also influenced by other factors such as government regulations (including environmental or consumption policies) and growth in industrial production and gross domestic policy in emerging market countries, such as India or China, that have become oversized users of commodities and therefore increased the extent to which commodities rely on these markets.  In addition to general economic activity and demand, prices for a Component Commodity can be influenced by political events, changes in production and yields, weather, trade and diseases, as well as labor activity and supply disruptions in regions of the world that are major producers of the relevant Component Commodity, all of which will tend to affect worldwide prices of a Component Commodity, regardless of the location of the event.  It is impossible to predict what effect these factors will have on the value of any of the Component Commodities and thus, the return on the notes.

In the event of sudden disruptions in the supplies of a Component Commodity, such as those caused by war, natural events, or accidents, prices of a Component Commodity and futures contracts on a Component Commodity could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon the introduction of new or previously withheld supplies of the Component Commodities into the market or the introduction of substitute products or commodities.

In addition, the Component Commodities are also subject to certain specific risks (for a discussion of risks related to the Indices, see below).

Specific factors affecting the price of Corn. The price of corn is primarily affected by the global demand for, and supply of, corn. The demand for corn is in part linked to the development of industrial and energy uses for corn. This includes the use of corn in the production of ethanol. The demand for corn is also affected by the profitability of the pork and poultry sectors, which use corn for feed.  Troubles in those industries will lessen the demand for corn. For example, if avian flu were to have a negative effect on world poultry markets, the demand for corn might decrease.

Specific factors affecting the price of Soybeans.  The price of soybeans is primarily affected by the global demand for and supply of soybeans, but is also influenced significantly from time to time by speculative actions and by currency exchange rates.  In addition, prices for soybeans are affected by governmental programs and policies regarding agriculture, including soybeans, specifically, and trade, fiscal and monetary issues, more generally.  Extrinsic factors also affect soybean prices such as weather, crop yields, natural disasters, technological developments, wars and political and civil upheavals.  Soy biodiesel, animal agriculture, edible soybean oil and new industrial uses are examples of major areas that may impact worldwide soybean demand.  The United States, Argentina and Brazil are the three biggest suppliers of soybean crops.

Specific factors affecting the price of Sugar.  The price of sugar is primarily affected by the global demand for and supply of sugar, but are also significantly influenced by governmental policy and international trade agreements, by speculative actions and by currency exchange rates. Sugar is used primarily as a human food sweetener, but is also used in the production of fuel ethanol. Global demand for sugar is influenced by level of human consumption of sweetened food-stuffs and beverages and to a lesser extent, by the level of demand for sugar as the basis for fuel ethanol. The world export supply of sugar is dominated by the European Union, Brazil, Guatemala, Cuba, Thailand and Australia, while other countries, including India, the United States, Canada and Russia produce significant amounts of sugar for domestic consumption. Governmental programs and policies regarding agriculture and energy, specifically, and trade, fiscal and monetary issues, more generally, in these countries and at a multinational level could affect the supply and price of sugar. Extrinsic factors also affect sugar prices such as weather, disease and natural disasters.

Specific factors affecting the price of Milk.  The price of milk is primarily affected by the demand and supply of milk.  The dairy industry is one of the most heavily regulated segments in all of agriculture. Through its support price program, the U.S. government agrees to buy dairy commodities at a minimum level.  This purchase level acts as a floor on dairy prices when supplies increase.  However, the commercial dairy markets can and have traded below support prices.  The availability of imports also tends to act as a practical ceiling on dairy prices in the United States.  Quotas and tariffs are in place to prevent imports from flooding the market in the United States, but when U.S. prices relative to world prices are too high, imports of milk can lower prices, especially when supplies are limited.  The supply of milk may be also impacted by the attrition of lower producing herds, weather conditions and changes in feed and forage quality due to price or availability.

Specific factors affecting the price of Wheat.  The price of wheat is subject to the global demand for, and supply of, wheat.  The supply and demand of wheat are subject to temporary distortions, extreme price variations and other disruptions due to, among other things, conditions of illiquidity in the markets, weather, the participation of speculators, government regulation and intervention.  A significant portion of wheat demand is driven by human consumption. Changes in food consumption patterns could affect the price of wheat. In addition, changes in production and yields could affect supply.

Many factors affect the market value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

The market value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the market value of the notes caused by another factor and the effect of one factor may exacerbate the decrease in the market value of the notes caused by another factor.  For example, the market value of the notes will be affected by changes in the level of interest rates, the time to maturity of the notes (and any associated “time premium”) and the credit ratings of Lehman Brothers Holdings Inc.  In addition, the market value of the notes will also be affected by certain specific factors, which are described in the following paragraphs (along with the expected impact on the market value of the notes given a change in that specific factor, assuming all other conditions remain constant).

The prices of the Component Commodities will affect the market value of the notes. It is expected that the market value of the notes will depend on where the prices of the Component Commodities are trading relative to the Initial Commodity Prices.  If you choose to sell your notes when the price of one or more of the Component Commodities is trading at a level below its respective Initial Commodity Price, or when the market perceives an increased risk of this occurring, the trading price of the notes may be adversely affected, and you may receive substantially less than the principal amount of the notes sold.

The forward prices of certain of the Component Commodities may be lower than spot prices, which imply a decline in spot prices over time.   Your return on the notes depends solely on the Final Basket Level being greater than the Initial Basket Level as of the Valuation Date, which in turn depends on the prices for the Component Commodities having appreciated relative to their prices on the Trade Date.  However, if prices are in “backwardation”, meaning that the forward prices are currently lower than the spot prices, the prices of those Component Commodities in backwardation will be expected to decrease in the future.  If the prices of one ore more Component Commodities on the Valuation Date have declined sufficiently to offset any appreciation in one ore more of the other Component Commodities, the Final Basket Level may be equal to or less than the Initial Basket Level, in which case, you will receive at maturity only the return of the principal you invested.

Changes in the volatility of the Component Commodities and their prices are expected to affect the market value of the notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of one or more of the Component Commodities or the prices of the Component Commodities increases or decreases, the market value of the notes may be adversely affected. The volatility of the Component Commodities and their prices are affected by a variety of factors, including weather, diseases, agricultural events or policies, governmental programs and policies, national and international political and economic events (including terrorist attacks and wars), changes in interest and exchange rates and trading activity in the Component Commodities and the futures contracts on the Component Commodities.

Suspension or disruptions of market trading in the commodity markets may adversely affect the value of the notes. The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the prices of one or more of the Component Commodities and, therefore, the value of your notes.

Active trading in options, futures contracts, options on futures contracts and underlying commodities may adversely affect the value of the notes.  Lehman Brothers Commodity Services Inc. and certain other affiliates of Lehman Brothers Holdings Inc., actively trade the Component Commodities, futures contracts on the Component Commodities on a spot and forward basis and other contracts and products in or related to the Component Commodities and other derivative products (including futures contracts, options on futures contracts and options and swaps on the Component Commodities).  Lehman Brothers Holdings Inc., Lehman Brothers Inc. or their affiliates may also issue or underwrite other financial instruments with returns indexed to one or more of the Component Commodities or futures contracts on the Component Commodities and derivative commodities. These trading and underwriting activities by Lehman Brothers Holdings Inc., Lehman Brothers Inc., Lehman Brothers Commodity Services Inc. or their affiliates, or by unaffiliated third parties, could adversely affect the prices of the Component Commodities, which could in turn affect the return on and the value of the notes.

The inclusion in the original issue price of the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates is likely to adversely affect the value of the notes prior to maturity.

The original issue price of the notes includes the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates.  Such cost includes such affiliates’ expected cost of providing a hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which a broker will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price.  In addition, any such prices may differ from values determined by pricing models used by a broker, as a result of such compensation or other transaction costs.

The use of a return on a basket of Component Commodities instead of a single commodity or index return may adversely affect the return on your investment.

The amount payable on the notes, if any, is based on the Final Basket Level, which in turn is based on the combined performance of the Component Commodities.  Because price movements in the Component Commodities may not correlate with each other, at a time when the price of one or more of the Component Commodities increases, the price of one or more of the other Component Commodities may increase to a lesser extent or may decline. Therefore, in calculating the Basket Return, increases in the value of one or more of the Component Commodities may be moderated, or wholly offset, by lesser increases or declines in the value of one or more of the other Component Commodities.

The return on your notes may not reflect all developments in the Component Commodities.

Because the payout will be based on the Basket Return, which in turn is calculated based on the Final Basket Level on the Valuation Date, which is a single Valuation Business Day near the end of the term of the notes, the prices of the Component Commodities at other times during the term of the notes or at the Maturity Date could be higher than the Final Basket Level on the Valuation Date.  This difference could be particularly large if there is a significant decrease in the prices of the Component Commodities during the latter portion of the term of the notes or if there is significant volatility in the prices of the Component Commodities during the term of the notes, especially on dates near the Valuation Date.

Lack of regulation.

The notes are debt securities that are direct obligations of Lehman Brothers Holdings Inc.  The net proceeds to be received by Lehman Brothers Holdings Inc. from the sale of the notes will not be used to purchase or sell futures contracts on Component Commodities on the Relevant Exchanges for the benefit of holders of the notes. The notes are not themselves futures contracts, and an investment in the notes does not constitute either an investment in the Component Commodities or futures contracts on Component Commodities or in a collective investment vehicle that trades in the Component Commodities or futures contracts on the Component Commodities.

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a “commodity pool operator” (“CPO”). Because the notes are not interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, Lehman Brothers Holdings Inc. will not be registered with the CFTC as a CPO, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools.

The notes do not constitute investments by you in futures contracts traded on regulated futures exchanges.  Accordingly, you will not benefit from the CFTC’s or any other regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange.

You must rely on your own evaluation of the merits of an investment linked to the Component Commodities.

In the ordinary course of their businesses, affiliates of Lehman Brothers Holdings Inc. may from time to time express views on expected movements in the price of Component Commodities and other commodities, including those in the agricultural sector. These views are sometimes communicated to clients who participate in the markets for the Component Commodities and other commodity sectors. However, these views, depending upon worldwide economic, political and other developments, may vary over differing time horizons and are subject to change. Moreover, other professionals who deal in the markets for the Component Commodities and other sectors may at any time have significantly different views from those of Lehman Brothers Holdings Inc. or its affiliates.  In connection with your purchase of the notes, you should investigate the Component Commodities and not rely on views which may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future Component Commodity price movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to the Component Commodities. Neither the offering of the notes nor any views which may from time to time be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future price movements of the Component Commodities constitutes a recommendation as to the merits of an investment in your notes.

Suspension or disruption of market trading in the Component Commodities or other futures contracts on the Component Commodities and certain other events may require a postponement in the Valuation Date for one or more of the Component Commodities, and may adversely affect the value of the notes.

Certain events, including events involving the suspension or disruption of market trading in the Component Commodities or futures contracts on the Component Commodities constitute Disruption Events under the terms of the notes.  For further information on these events, see “Disruption Events” above.  To the extent any of these events occurs with respect to one or more of the Component Commodities and remains in effect on the scheduled Valuation Date for the notes, the Valuation Date for the affected Component Commodity may be postponed until the Disruption Event ceases to be in effect or, if the Disruption Event remains in effect for three scheduled trading days after the Valuation Date, the price for the affected Component Commodity used to calculate the Final Basket Level will be determined by the Calculation Agent in its sole and absolute discretion taking into account the latest available quotation for the price for the affected Component Commodity and any other information that in good faith it deems relevant.

In the event the Valuation Date for one or more Component Commodities is delayed, the Final Commodity Price for the affected Component Commodity may be lower, and could result in the Final Basket Level (and consequent Basket Return and Redemption Amount) being lower, than what you may have anticipated based on the last available price for the affected Component Commodity as of the scheduled Valuation Date.

United States Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the Series I MTN prospectus supplement.

Information on the Component Commodities

The Redemption Amount payable on the Maturity Date will be determined by the Basket Return, which is dependent on the official settlement price on the Valuation Date of the Component Commodities.  Lehman Brothers Holdings Inc. has derived all information regarding the commodities futures markets, the CME and the ICE from publicly available sources.  Information concerning the CME and Corn, Soybeans, Milk and Wheat trading on the CME reflects the policies of, and is subject to change without notice by, the CME.  Information concerning the ICE and Sugar trading on the ICE reflects the policies of, and is subject to change without notice by, the ICE.  Neither Lehman Brothers Holdings Inc. nor Lehman Brothers Inc. makes any representation or warranty as to the accuracy or completeness of such information.

The Commodity Price for each Component Commodity is displayed on Bloomberg and Reuters under the following symbols:

Component Commodity	Bloomberg Symbol	Reuters Symbol

Corn*	C 1	0#C:
Soybeans**	S 1	0#S:
Sugar	SB1	0#SB:
Milk	DA1	0#2DA:
Wheat***	W 1	0#W:

* C 1 is expressed on Bloomberg as cents per bushel, not USD per bushel.  Between the first notice date and the last trading date for a particular contract, the relevant symbol is C 2.

** S 1 is expressed on Bloomberg as cents per bushel, not USD per bushel. Between the first notice date and the last trading date for a particular contract, the relevant symbol is S 2.

*** W 1 is expressed on Bloomberg as cents per bushel, not USD per bushel.  Between the first notice date and the last trading date for a particular contract, the relevant symbol is W 2.

The Commodity Futures Markets

At present, the Component Commodities are exchange-traded futures contracts. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is described as “short”) and acquired by the purchaser (whose position is described as “long”) or in which the cash settlement amount is to be made.

Contracts on physical commodities are traded on regulated futures exchanges, in the over-the-counter market and on various types of physical and electronic trading facilities and markets.  Futures contracts are traded on organized exchanges, known as “contract markets” in the United States, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to the futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position. This operates to terminate the position and fix the trader’s profit or loss.

U.S. contract markets, as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission.  Because the notes do not constitute futures contracts or commodity options, noteholders will not benefit from the aforementioned clearing house guarantees or the regulatory protections of the CFTC, the FSA or any other non-U.S. regulatory authority.

Information on Corn, Milk, Soybeans, Wheat & the CME

The CME is a combined entity formed by the 2007 merger of the Chicago Mercantile Exchange and the Chicago Board of Trade, and is one of the largest and most diverse financial exchanges in the world for trading futures and options. The CME offers a wide range of benchmark products, covering all major asset classes. Specifically, the CME offers futures and options based on interest rates, equity indexes, foreign exchange, commodities, energy, and alternative investment products such as weather and real estate.

The Commodity Price for Corn is the official U.S. dollar settlement price per bushel of the first nearby futures contract for #2 Yellow Corn.  The Corn contract trades on the CME in units of 5,000 bushels. It is settled in March, May, July, September and December (each a “Contract Month”), and trading in the Corn contract terminates on the business day prior to the fifteenth calendar day of the Contract Month. The daily price limit for the Corn contract is twenty cents ($0.20) per bushel ($1,000/contract) above or below the previous day’s settlement price. There is no limit in the spot month. The last trading day is the business day prior to the 15th calendar day of the contract month. The last delivery day is the second business day following the last trading day of the delivery month. The notice date (the “first notice date”) is the business day immediately preceding the first delivery day of the delivery month, which is the first business day of the succeeding calendar month.

The Commodity Price for Milk is the official settlement price of the contract with the next succeeding last trade date, stated as the US cent price per hundredweight (100 pounds), as made public by the CME.   The contract size for Milk is 200,000 pounds and it is cash settled.   The last trade date is the business day before the Milk price announcement by the U.S. Department of Agriculture (the “USDA”).  The Class III Milk price will be released on the Friday before the 5th of the month unless this date is a Friday.  A new Milk contract is listed on the day after the front month contract expires. The Commodity Price for Milk is based on a USDA survey of cheddar cheese, butter, and dry whey prices.  The survey covers the entire month to which the Commodity Price for Milk pertains.  At the expiration of each contract, the contract closeout price is forced to the announced Milk price by the USDA.

The Commodity Price for Soybeans is the official settlement price of the first nearby month futures contract (or, in the case of the last 14 trading days of the first nearby month futures contract, the second nearby month futures contract), stated as the U.S. cent price per bushel,  as made public by the CME.  The contract size for Soybeans is 5,000 bushels.  The last trading day is the business day prior to the 15th calendar day of the contract month.  The last trading day is the business day prior to the 15th calendar day of the contract month.

The Commodity Price for Wheat is the daily closing settlement price, stated in U.S. cents and quarter-cents, per bushel of No. 2 Wheat of the front-month futures contract traded on the CME.  The Wheat contract trades in units of 5,000 bushels. It is settled in March, May, July, September and December (each a “Wheat Contract Month”). Trading in the Wheat contract terminates on the business day prior to the fifteenth calendar day of the Wheat Contract Month. The daily price limit for the Wheat contract is thirty cents ($0.30) per bushel ($1,500/contract) above or below the previous day’s settlement price. There is no limit in the spot month. The last trading day is the business day prior to the 15th calendar day of the contract month. The last delivery day is the seventh business day following the last trading day of the delivery month. The first notice date is the business day immediately preceding the first delivery day of the delivery month, which is the first business day of the succeeding calendar month.

Information on Sugar and the ICE

The ICE operates an electronic global futures and OTC marketplace for trading energy commodity contracts. ICE conducts its markets for futures trading through its subsidiary, ICE Futures. ICE also offers a range of risk management, market data and trading support services. ICE ‘s electronic trading platform allows ICE to provide market participants with direct access to energy futures and OTC commodity products for oil and refined products, natural gas, power and emissions. In addition to its liquid electronic markets, ICE offers a range of risk management tools, and provides energy market data based on OTC and futures markets through real-time access and an array of indices, custom data services and mark to market products.

The Commodity Price for Sugar is the official settlement price of the first nearby month futures contract (or, in the case of the last trading day of the first nearby month contract, the second nearby month contract) for Sugar, stated in cents per pound, as made public by the ICE.  The contract size for Sugar is 112,000 pounds (50 long tons) and the delivery points include a port in the country of origin or in the case of landlocked countries, at a berth or anchorage in the customary port of export.  The last trading day of the Sugar contract is the last business day of the month preceding the delivery month.  The first notice day is the first business day after the last trading day, and the last notice day is the first business day after the last trading day.

Historical Component Commodity Prices and Basket Return

The following graphs show the daily closing price of each of the contracts for the Component Commodities on the Relevant Exchange from March 14, 2003 through March 14, 2008, using historical data obtained from Bloomberg Financial Markets; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of these prices.  The historical data is not necessarily indicative of the future performance of the prices of each of the contracts for such Component Commodities, or what the value of the notes may be.  Fluctuations in the prices of each of the contracts for such Component Commodities make it difficult to predict whether the Final Commodity Price for each such Component Commodity will be greater than the Initial Commodity Price of each such Component Commodity and, consequently, whether the Redemption Amount payable at maturity will be greater than the principal amount invested.  Historical fluctuations in the prices may be greater or lesser than fluctuations in the prices of each of the contracts for such Component Commodities experienced by the holders of the notes.

The following chart shows the hypothetical daily historical Basket Return based on the hypothetical composite performance of the Commodity Prices for the Component Commodities on the Relevant Exchange, using historical data from March 14, 2003 through March 14, 2008, obtained from Bloomberg Financial Markets; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of these prices.  For purposes of illustration only, the Basket Return shown in the chart below was indexed to a level of 0.0 on March 14, 2003, based upon the Commodity Prices for the Component Commodities on that day, and the composite value of the Component Commodities on any prior day was obtained by using the calculation of the Basket Return described above.

Under the terms of the notes and for purposes of calculating the Redemption Amount, the initial Basket Return will be indexed to a level of 0.0 on the Trade Date, based on the Initial Commodity Prices for the Component Commodities on the Trade Date.

Hypothetical Redemption Amount Payment Examples

If the Final Basket Level on the Valuation Date is greater than the Initial Basket Level, the notes will pay at maturity a Redemption Amount equal to the principal amount invested plus the product of the principal amount multiplied by the Basket Return multiplied by the Upside Participation Rate.  If the Final Basket Level on the Valuation Date is equal to or less than the Initial Basket Level, the notes will pay at maturity a Redemption Amount equal to the principal amount invested.

The table below illustrates the hypothetical Redemption Amount at maturity per $1,000 in principal amount of notes, based on a hypothetical range of performance for the Final Basket Level (which will be determined on the Valuation Date) from 0 to 200, as well as, hypothetical values for the Basket Return (which will be calculated on the Valuation Date), the Initial Commodity Price of each Component Commodity (which will be calculated on the Trade Date), the Final Commodity Price of each Component Commodity (which will be calculated on the Valuation Date), and an Upside Participation Rate of 110% (which will be determined on the Trade Date).  The Initial Basket Level will be set at 100 as of the Trade Date.  The following results are based solely on the hypothetical examples cited; the Final Basket Levels, the Initial Commodity Prices and the Final Commodity Prices have been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of the price of the Component Commodities.  Numbers in the examples have been rounded for ease of analysis.  For purposes of the examples below, the prices of Soybeans, Sugar and Milk are expressed in dollars.

Final Basket Level	Initial Basket Level	Basket Return	Redemption Amount (per $1,000 principal amount)[1]
200	100	100%	$2,100
190	100	90%	$1,990
180	100	80%	$1,880
170	100	70%	$1,770
160	100	60%	$1,660
150	100	50%	$1,550
140	100	40%	$1,440
130	100	30%	$1,330
120	100	20%	$1,220
110	100	10%	$1,110
100	100	0%	$1,000
90	100	–10%	$1,000
80	100	–20%	$1,000
70	100	–30%	$1,000
60	100	–40%	$1,000
50	100	–50%	$1,000
40	100	–60%	$1,000
30	100	–70%	$1,000
20	100	–80%	$1,000
10	100	–90%	$1,000
0	100	–100%	$1,000

1. If the Final Basket Level is greater than the Initial Basket Level, the Redemption Amount per $1,000 note will equal $1,000 + ($1,000 x Basket Return x Upside Participation Rate).  If the Final Basket Level is equal to or less than the Initial Basket Level, the Redemption Amount per $1,000 note will equal $1,000.

Example 1:  The Final Commodity Price of each Component Commodity increases relative to its Initial Commodity Price, resulting in a Final Basket Level of 130, a Basket Return of 30% and a Redemption Amount of $1,330 per $1,000 note.

The table below illustrates how the Final Basket Level in the above example was calculated:

Component Commodity	Initial Commodity Price (on Trade Date)	Final Commodity Price (on Valuation Date)	Weighting	Weighted Component Commodity Return
Corn	$5.50	$6.88	15%	0.038
Soybeans	$13.50	$17.55	25%	0.075
Sugar	$13.50	$14.51	20%	0.015
Milk	$18.00	$25.20	15%	0.060
Wheat	$12.50	$18.13	25%	0.113
	Sum of Weighted Component Commodity Returns =			0.30
Final Basket Level = 100 x (1+ Sum of the Weighted Component Commodity Returns) =				130.0

The Basket Return equals (Final Basket Level – Initial Basket Level) / Initial Basket Level, and is calculated as follows:

Basket Return = (130 – 100) / 100

The Redemption Amount per $1,000 principal amount equals $1,000 + ($1,000 x Basket Return x Upside Participation Rate) and is calculated as follows:

Redemption Amount per $1,000 principal amount of notes = $1,000 + ($1,000 x 30% x 110%) = $1,330

Example 2: The Final Commodity Price of each Component Commodity decreases relative to its Initial Commodity Price, resulting in a Final Basket Level of 90, a Basket Return of –10% and a Redemption Amount of $1,000 per $1,000 note.

The table below illustrates how the Final Basket Level in the above example was calculated:

Component Commodity	Initial Commodity Price (on Trade Date)	Final Commodity Price (on Valuation Date)	Weighting	Weighted Component Commodity Return
Corn	$5.50	$4.95	15%	–0.015
Soybeans	$13.50	$12.83	25%	–0.013
Sugar	$13.50	$10.80	20%	–0.040
Milk	$18.00	$17.10	15%	–0.008
Wheat	$12.50	$11.25	25%	–0.025
	Sum of Weighted Component Commodity Returns =			–0.10
Final Basket Level = 100 x (1+ Sum of the Weighted Component Commodity Returns) =				90.0

The Basket Return equals (Final Basket Level – Initial Basket Level) / Initial Basket Level, and is calculated as follows:

Basket Return = (90 – 100) / 100

The Redemption Amount per $1,000 principal amount equals $1,000, because the Final Basket Level was less than the Initial Basket Level.

Example 3: The Final Commodity Prices of Corn, Sugar and Wheat appreciate relative to their respective Initial Commodity Prices, while the Final Commodity Prices of Soybeans and Milk depreciate relative to their respective Initial Commodity Prices, resulting in a Final Basket Level of 110, a Basket Return of 10% and a Redemption Amount of $1,110 per $1,000 note.

The table below illustrates how the Final Basket Level in the above example was calculated:

Component Commodity	Initial Commodity Price (on Trade Date)	Final Commodity Price (on Valuation Date)	Weighting	Weighted Component Commodity Return
Corn	$5.50	$7.15	15%	0.045
Soybeans	$13.50	$11.48	25%	–0.038
Sugar	$13.50	$18.90	20%	0.080
Milk	$18.00	$14.40	15%	–0.030
Wheat	$12.50	$14.63	25%	0.043
	Sum of Weighted Component Commodity Returns =			0.10
Final Basket Level = 100 x (1+ Sum of the Weighted Component Commodity Returns) =				110.0

The Basket Return equals (Final Basket Level – Initial Basket Level) / Initial Basket Level, and is calculated as follows:

Basket Return = (110 – 100) / 100

The Redemption Amount per $1,000 principal amount equals $1,000 + ($1,000 x Basket Return x Upside Participation Rate) and is calculated as follows:

Redemption Amount per $1,000 principal amount of notes = $1,000 + ($1,000 x 10% x 110%) = $1,110

Example 4: The Final Commodity Prices of Soybeans and Milk appreciate relative to their respective Initial Commodity Prices, while the Final Commodity Prices of Corn, Sugar and Wheat depreciate relative to their respective Initial Commodity Prices, resulting in a Final Basket Level of 60, a Basket Return of –40% and a Redemption Amount of $1,000 per $1,000 note.

The table below illustrates how the Final Basket Level in the above example was calculated:

Component Commodity	Initial Commodity Price (on Trade Date)	Final Commodity Price (on Valuation Date)	Weighting	Weighted Component Commodity Return
Corn	$5.50	$2.20	15%	–0.090
Soybeans	$13.50	$14.18	25%	0.013
Sugar	$13.50	$4.73	20%	–0.130
Milk	$18.00	$18.90	15%	0.008
Wheat	$12.50	$2.50	25%	–0.200
	Sum of Weighted Component Commodity Returns =			–0.40
Final Basket Level = 100 x (1+ Sum of the Weighted Component Commodity Returns) =				60.0

The Basket Return equals (Final Basket Level – Initial Basket Level) / Initial Basket Level, and is calculated as follows:

Basket Return = (60 – 100) / 100

The Redemption Amount per $1,000 principal amount equals $1,000, because the Final Basket Level was less than the Initial Basket Level.